Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
The following is a transcript from an investor teleconference held on January 21, 2016:

Transcript
CP Fourth Quarter Earnings Call
January 21, 2016

OTHER PARTICIPANTS
Fadi Chamoun, BMO Capital Markets
Thomas Wadewitz, UBS Securities LLC
Steve Hansen, Raymond James Ltd.
Chris Wetherbee, Citigroup Global Markets
Brandon Oglenski, Barclays Capital, Inc.
Ken Hoexter, Bank of America Merrill Lynch
Scott H. Group, Wolfe Research LLC
Benoit Poirier, Desjardins Securities, Inc.
J. David Scott Vernon, Sanford C. Bernstein
Walter Spracklin, RBC Dominion Securities
Jason H. Seidl, Cowen & Co. LLC
Allison M. Landry, Credit Suisse Securities
Matt Troy, Nomura Securities International
Steven I. Paget, FirstEnergy Capital Corp.
David Tyerman, Canaccord Genuity Corp.
Jeff A. Kauffman, Buckingham Research Alexander Vecchio, Morgan Stanley & Co.

CORPORATE    PARTICIPANTS

E. Hunter Harrison, Chief Executive Officer
Keith E. Creel, President & Chief Operating Officer
Mark J. Erceg, Chief Financial Officer
Nadeem Velani, VP Investor Relations

Operator: Good morning. My name is Chris, and I will be your conference operator today. At this time, I would like to welcome everyone to Canadian Pacific's Fourth Quarter 2015 Conference Call. The slides accompanying today's call are available at www.cpr.ca. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions]

I would now like to introduce Nadeem Velani, Vice President, Investor Relations, to begin the conference call.

Nadeem Velani
VP - Investor Relations
Thanks, Chris. Good morning and thanks for joining us. I'm proud to have with me here today Hunter Harrison, our Chief Executive Officer; Keith Creel, President and Chief Operating Officer; Mark Erceg, our Executive Vice President and Chief Financial Officer.

Before we begin, I want to remind you this presentation contains forward-looking information. Actual results may differ materially. The risks, uncertainties and other factors that could influence actual results are described on slide two, in the press release and in the MD&A filed with Canadian and U.S. regulators. This presentation also contains non-GAAP measures outlined on slide three.

The formal remarks will be followed by Q&A. In the interest of time, we would appreciate if you limit your questions to one. Also, if you have specific modeling questions, please follow-up with us after the call.

It is now my pleasure to introduce our CEO, Hunter Harrison.

E. Hunter Harrison
Chief Executive Officer
Thanks, Nadeem. Good morning to everyone, thanks for joining us. We're going to provide initially this morning a kind of abbreviated version of what we normally do because I think there's going to be a lot of interest in the Q&A activity. And I trust y ou have seen our press release, but there's a couple of areas that I'd like to spend a little time highlighting.
And if you look at our fourth quarter results year-over-year and look at the OR of 59.8%, which I was very pleased with what Keith and his team was able to achieve there. Some of their operating metrics are pretty outstanding and really going to service us well as we go forward and I would just remind you, some of you that they've been onboard since the initial proxy contest going back to 2012.

We talked about that we were going to 65% by mid-2016. A lot of you said it couldn't be done, well, I'm very pleased that we're ahead of schedule, and certainly not over yet in spite of the fact that we've got some challenging times here with everything that's going to affect the top line. And we're going to try to do as good a job as we think we can in providing some level of guidance today.

We also have talked to you about that we're making some pretty significant reduction, which is not all necessarily related to economic conditions to the capital spend, I think will be down. Mark will probably touch on this further, but in the range of CAD 400 million below what we have, our run rate has been, I think will give us much stronger free cash flow that you've been looking forward to. I think, if you look – just spend a moment on full year 2015, our OR came in at 61 % and our earnings at CAD 10.10, which was up about 19% year -over-year. I think, for the last three years, we have been by far the strongest in EPS growth year-over-year performance, which will serve us well going forward.

And so let me just spend a couple of moments about some data in advance because I don't want it to get lost, and once again, in some of the Q&A activity. I think we're looking forward to in 2016 an operating ratio below 59%, and there are some wild cards there that says how far below. I think we're still, in spite of the fact of tremendous pressure on the top line, double-digit EPS growth and continue to reduce capital expenditures. So I think some of the initiatives that Keith and his team have initiated are starting to kick in. There are some exciting things going on there that I'm very, very pleased about, so some continued efficiency and productivity improvements we're looking forward to in 2016.

And I think I've talked before about this model of ours that I think it outperforms the competition maybe even more so in hard times than it does good times. So I think that's one of the reasons that we will be able to sustain some performance that others think cannot be achieved. So, overall, there's a lot of unanswered questions out there in the market. We're happy to share with you, Mark can at the appropriate time, some of our assumptions. And if you think our assumptions are wrong, you can adjust accordingly.

But overall, I'm very pleased with the performance given, some of the challenges that we've been through and the challenges that have been extending themselves. And I have one more point I would make, if you remember back once again to the proxy contest and we talked about the two plans then. And one of the things that I was concerned about was that my plan, if you will, quote, was pretty conservative on topline revenue growth and the company was very aggressive. And I'm sorry to say I happen to be right there, but I think there's some light at the end of the tunnel. Don't ask me where, but it's there, okay.

And so, with that, let me turn it over to Keith for a moment to give some highlights on the operating performance.

Keith E. Creel
President, Chief Operating Officer
Okay. Thanks, Hunter. I'll be brief in my comments as well. So the operating metrics that we share with the group this morning, certainly, this is a story of recognizing up front the things you can't control, which is the economy.
And then doing something about those that you can, which obviously is our operating performance day to day.

We finished 2015 in the face of a weak economy in the fourth quarter very strong, year -over-year very strong. This operating performance obviously is a testament to the operating model that we execute day in and day out, and also a testament to the people that execute it across this company.

The story of continually adjusting your assets, sizing the assets versus demand, it's about blocking and tackling across all facets of the operating department, as well as in the headquarter and the support function. It isn't complicated, that requires an understanding of the model first and then disciplined execution day in and day out. Essentially, simply said, less demand when y ou put that in conjunction with continued step improvements and productivity, must produce an environment where you got fewer assets, fewer locomotives, fewer cars, fewer people across the board. That's what drives an ability to continue to improve productivity, lower cost, provide service, and that's why we're able to reduce head count of the workforce in 2015, about 12%, and an environment where we saw about a 3% volume decline.
That's why today we sit roughly with about 600 locomotive stores, which obviously is a significant delay for future capital, take us beyond 2018, and in the meantime, we're going to enjoy much lower maintenance cost as we move through the horizon.

And all this sets the stage for, to Hunter's point, a very strong operating performance in 2016, again, focusing on what we can control, which is cost control, gives me a very strong point of view and line of sight and confidence in producing a sub 59% operating ratio.

On the revenue side obviously, prudently a very different picture. This is a reflection of what we can't control. It's a similar story we've seen the last three quarters of 2015, the economic headwinds across all business segments, except for a couple of bright spots in forest products and Canadian grain. But a strong U.S. dollar combined with low commodity prices, obviously, weighed heavily against that in bulk, energy and metal.

Intermodal growth, being impacted obviously by a slowdown in the Canadian economy as well as increased trucking capacity in our short-haul lane. On the pricing side, excluding the impact of our regulated grain in 2015, we came in, as we expected, the low end of our targeted range of 3%.

Looking forward, obviously, we see strong headwinds with the economy, first half of the year 2016, but with a continued focus on our cost control, improving our service for our customers and developing our bench strength at our team, we're going to be able to convert what the economy does, provide us and poise ourselves for a strong bounce back when the economy comes back.

So, with that said, I'll turn it over to Mark for his comments.

Mark J. Erceg
Chief Financial Officer
Thanks, Keith. Good morning, everybody. As Keith just mentioned, revenues were down 4%. But as is customary, the team dug deep and found additional cost savings opportunities, which did allow us to tie last year's record OR of 59.8%. And I have to say that while a sub 60% OR during a quarter in which revenues are down is notable in and of itself, when you consider the fact that the lag on our fuel surcharge program added about 1 point to OR, and we had 2 points of OR headwind from higher pension expense and lower land sales, then this accomplishment is even more impressive and really speaks to the power of CP's precision railroading model in both good times and bad.

Now, before I touch on a couple of the key operating expense areas, please note that I'll be speaking on an FX adjusted basis because FX has been so volatile as of late. So, with that understanding, comp a nd benefits were CAD 333 million. That was flat versus a year ago. Within that, pension expense was a CAD 24 million headwind and higher stock-based comp and wage inflation were each up about CAD 10 million. But as Keith mentioned, employee productivity was up sharply with our end of period workforce being 12% lower, which represents a decrease of nearly 1 ,800 employees.

The positive trend of increased employee productivity is expected to continue going forward. So, from a modeling perspective, you should expect comp and benefits to be lower in 2016. Behind additional workforce reductions, lower stock- and incentive-based comp and a nice tailwind on the pension front, were strong asset returns, lower head count and a slight increase in the discount rate should result in pension income on our DB plan of approximately CAD 90 million this year versus what you'll recall was about CAD 32 million expense item last year.

Fuel expense was CAD 166 million during the quarter. That was down 43% year -over-year. Lower volumes accounted for CAD 21 million of the reduction and fuel productivity accounted for an additional CAD 12 million. But as of last year, lower fuel prices themselves accounted for the lion's share of the reduction at CAD 97 million. Purchased services was CAD 27 2 million, and as is typically the case, there were a number of puts and takes within this line item. But in a nutshell, the efficiencies generated through our focus on cost control, outweighs the headwind of a tough land sales comp during the quarter.

Now for 2016 and again for your modeling purposes, we do expect land sales of approximately CAD 7 5 million, which is roughly in line with our 2015 land sale number. And this reflects our progress in monetizing our real estate portfolio. So, ramping up on our quarterly P&L results, reported net income was down 29%. But when you remove the non-cash loss on U.S. dollar denominated debt and look just at the adjusted diluted earnings per share, we were up 1 % at CAD 2.72 per share.

Moving quickly to cash flow and the balance sheet, I think it's important to note that for the full year, we generated record free cash flow of nearly CAD 1 .2 billion, that was an increase of nearly 60% versus last year. And the increase was primarily driven by higher cash from operations and proceeds from asset sales, only partially offset by higher CapEx of CAD 1 .5 billion.

Now if you start modeling 2016 cash flow, two things that you should keep in mind. First, with our large program spend largely behind us, train speed and other operating improvements ahead of schedule and a softer demand environment, we can now responsibly dial back on our CapEx spending. So you should expect to see about CAD 1.1 billion spend on CapEx during 2016.

Second our cash tax payments will be roughly CAD 370 million higher in 2016. Now I know that's a big number, but this is because during 2015, the company generated full taxable income, which was not offset by loss carry forwards in Canada for the first time since 2007. So, from a cash flow standpoint, the team will effectively be paying two years worth of cash taxes in 2016 because our 2015 Canadian taxes are payable in 2016 and we'll be submitting estimated monthly payments throughout the year.

With regards to the balance sheet, we've taken advantage of our improved credit rating and made significant improvement to our debt portfolio. Specifically, we've extended our weighted average maturity from 12 years to 26 years, while at the same time, reducing our weighted average coupon from 6.25% to 5.625%.

Finally, the last thought I'd like to leave you with today is that, as CFO, I take a great comfort in knowing the company's balance sheet is in very good regard. We have CAD 650 million of cash on hand, no material refinancing requirement until 2018 and an undrawn CAD 2 billion credit facility. So the company has plenty of liquidity and financial flexibility available to us as we start the New Year.

And with that, let me turn the call back to Hunter.

E. Hunter Harrison
Chief Executive Officer
Okay. Thanks, Mark and Keith. And, Chris, we'll be happy to address questions now the group might have.

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. [Operator Instructions] Y our first question comes from the line of Fadi Chamoun from BMO. Your line is open.

Fadi Chamoun BMO Capital Markets	Q
Yes, good morning. Good results, guys, and also good guidance given the context that we're working with. I wanted to delve a little more into the volume assumption you have in your outlook for 2016. If you can walk us through a little bit, what is implied in terms of volume for 2016. And I also have a question about coal and Teck as well.

Keith E. Creel President, Chief Operating Officer	A
Fadi, I would say this, number one, tremendous amount of uncertainty that our assumption, modestly down. We're taking a very conservative approach. I don't see any shining stars out there in the economy. But if you know something more than I do, then please share with me. But that's the assumption that we're making, so modestly down versus 2015.

Fadi Chamoun BMO Capital Markets	Q
Okay. Modestly down I guess, we should understand that to be low single -digit basically, 1 % or 2%.

.

Mark J. Erceg Chief Financial Officer	A
Yeah, I think that's fair.

Fadi Chamoun BMO Capital Markets	Q
Okay. As far as Teck goes, I mean there's a lot of uncertainty about coal obviously. Has there been any conversation with Teck about volume pricing, as we move into 2016, 2017 and the challenges on their business, [ph] as an easing (18:39) at this point?

Keith E. Creel President, Chief Operating Officer	A
You mean volume pricing relative to pressure on us to drop the price?

Fadi Chamoun BMO Capital Markets	Q
Yeah.

Keith E. Creel President, Chief Operating Officer	A

No. No, we haven't had those discussions. And as far as guidance from Teck, I think they'll come out with their true guidance in February. But right now, we're moving a lot of coal. Similar, we're assuming similar first quarter as last year, which is about 6 million metric tons, and right now, that's really all I can tell you.

We're going to do well by them. Cycle times are down. We're hitting all record lows as far as cycle times, that set records there, which is controlling the operating side of the cost and giving them a reliable supply source. And then the other encouraging fact is I've understand that they're diversifying their book of business, so not as dependent upon China with sales that they're [ph] spending over the year (19:30). So that's encouraging from my standpoint.

Fadi Chamoun BMO Capital Markets	Q
Good. Thank you.

Operator: Y our next question comes from the line of Thomas Wadewitz from UBS. Y our line is open.

Thomas Wadewitz UBS Securities LLC	Q
Y es, good morning. I wanted to see if you could give us some comments on productivity and head count, if you know it. I guess when you've had the strong improvement over the last couple years, and certainly a lot of improvement in 2015 in operating metrics and then big reductions in the head count, everything kind of move in the right way in terms of the productivity. How much further is there to go in 2016? I don't know if that – they kind of maybe velocity comment, but also head count. If you look sequentially where you are in the fourth quarter, how much more of that can go down when we look into 2016?

E. Hunter Harrison Chief Executive Officer	A
Tom, let me make some comments on that, then Keith maybe can add to it if he would choose. If you go back once again where we started with the product [indiscernible] (20:42), we've taken I think 6,000 and 7 ,000 people out of the count, which has been – predominantly been high percentage, in the high 90%s, through attrition because we typically have enough to workforce.

And I think with some of the operating initiatives that Keith mentioned earlier, we feel like that there are some productivity gains and efficiencies. There are probably close to 1,000 additional heads to come out potentially in 2016. So there's still room there. There's still more to accomplish. And the real emphasis here is, as Keith said, what we're focusing on and what we can control, which is execution, which is running that same efficient railroad and provide good service and that's going us service well, but there's still opportunities that you mentioned there.

Keith E. Creel President, Chief Operating Officer	A
The only thing I would add, Tom, is I mean this is – again, it's a similar story. We invest in the railways. The number one, protect that safe operation and number two, to strategically increase our productivity across the board.

So we said that speed is one. Velocity is key to our success. As we drive train, speed up [ph] our own investments (22:16). We own fewer trains, longer trains, faster trains. You create capacity, you reduce your operating expense and reduce your need on locomotors. You reduce your need on the folks that have to maintain those locomotives.

You reduce your need on assets that drive the bottom line. So I think there are several things that we've invested in and are accomplished in 2015 which will pay benefits for us in 2016, investments in the physical plant an d progressive agreements.

We've told the market about that we signed in late 2015 that will start converting in 2016 some advancement even where we don't have agreements on. We did have consolidation agreement in Chicago that allows us to benefit from utilizing prior – two employees with prior [indiscernible] (23:07) employees which work in and through the Chicago terminal where in the past, we have been isolated to only using two employees, which means that if you run out of one, you can't depend upon the other and y ou – it's just not a very optimal recipe for success from controlling cost or sustaining reliable service. So that scenario that will be able to mine in 2016.

So, there's several more and obviously, every year, there will have to be but that's all about improving, doing more of what you have, which means you need less from a productivity standpoint. And then, of course, if demand reduces, then obviously I don't need the same amount of assets on a reduced demand. So it's just understanding those levers and executing and converting them day-in and day -out and that's how you drive this continued improvement in synergies and cost control.
...

Thomas Wadewitz UBS Securities LLC	Q
Hunter, you said there's 1 ,000 people, is that something that's not already started to come in fourth quarter? And is that spread across the year or is that something that happens pretty quickly in terms of timing?
...

E. Hunter Harrison Chief Executive Officer	A
It's certainly not a hockey stick; it's a front-end loaded, if you will. I mean, we have determined given what we see happening this year what we need and we've taken into account, as Keith mentioned, the changes in labor agreement. And this is across the board. This is labor management and everywhere. So I would think that most of that will have kicked in and there's always a little lag, but then it's kicked in by the mid second quarter for sure.
...

Thomas Wadewitz UBS Securities LLC	Q
Okay. Great. Thank you for the time. Appreciate it.
...

E. Hunter Harrison Chief Executive Officer	A
Thanks, Tom.
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Keith E. Creel President, Chief Operating Officer & Director	A
Thanks, Tom.
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Operator: Y our next question comes from the line of Steve Hansen from Raymond James. Your line is open.
...

Steve Hansen Raymond James Ltd.	Q
Yeah. Good morning, guys. Just a question on the reallocation of capital going forward. With the free cash flow being quite strong and CapEx coming down, just curious about the – your perspective on those share repurchases going forward here. I guess in the context of some M&A talks still ongoing and you've been relatively strong through the back half of the year, just wanting to get a sense for how that will continue going forward and whether that's accounted, if at all, in your guidance outlook.
...

Y es, good question. I would offer a couple of things for y our consideration. Obviously, you'v e seen throughout the year of 2015, we were aggressive buyers of our shares. We believe we were buying shares well below our intrinsic value. Clearly, there's been a little bit of market dislocation as of late, but that doesn't change our fundamental view of where this railroad can get to and will go, and therefore, it doesn't fundamentally change our view on intrinsic value.

Recently, you'll see that we've had suspended our share repurchase program, so to speak, temporarily as we've been in discussions. That's the appropriate thing and the correct thing to do. We thought about 500,000 shares left under our existing authorization, which runs through the end of March. Then I think after that point in time, we would likely put forward a recommendation to the board for their consideration. But obviously having not done that yet, it wouldn't really be appropriate for us to say much more than that other than the fact that we are very confident that our share repurchase program will service our shareholders well over the long term.
...

Steve Hansen Raymond James Ltd.	Q
Okay, helpful. Excellent one. Thanks.
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Operator: Y our next question comes from the line of Chris Wetherbee from Citi. Y our line is open.
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Chris Wetherbee Citigroup Global Markets, Inc.	Q
Hey, thanks. Good morning, guys.
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E. Hunter Harrison Chief Executive Officer	A
Hi, Chris.
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Chris Wetherbee Citigroup Global Markets, Inc.	Q
Wanted to talk a little bit about sort of the EPS growth outlook and as you guys think about the cadence of that.
I'm guessing it's probably a little bit back-half loaded, but wanted to get sort of a rough sense of sort of how you're thinking about that and maybe how the currency kind of adjust to that as we go forward through the year.
...

Mark J. Erceg Chief Financial Officer	A
Again, I would offer a couple of things. Currency has been all over the map as of late. Recently as [ph] 8 April of 2015 (27 :13), we were at like [ph] CAD 1 .2 (27 :15). I think we're around [ph] CAD 1 .45 (27 :17) as we sit here. We didn't give a lot of specifics on the year's guidance because the uncertainty out there is fairly achieved. So, I think we'd be somewhat irresponsible versus trying to even more exacting on the quarters.

I would simply say that we have a balanced plan. We do have some la nd sales that were in Q1 of 2014 and so there're some other things that will kind of come into play that might cause the people to look at things here and there. But we're going to run the railroad every day as efficiently as possible every single day, but for us who try and to get quarterly guidance in this environment, we don't think that's really very helpful.
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Chris Wetherbee Citigroup Global Markets, Inc.	Q
Yeah. No, that's helpful. And just a point of clarity on that, just when you think about for the full year, any sense what you're using -- I apologize Nadeem for somewhat modeling question-- how do you think about the benefit of FX within that context of double-digit EPS growth? Thanks.

Mark J. Erceg Chief Financial Officer	A
Yes. Good question. Again, I wouldn't want to be overly specific because we believe that FX is tied to crude and, obviously, it's involved with the fuel surcharge program as well. And so, as different elements move up, other things move down. So, again I don't think it's our intention today to be overly exacting in that regard. If you have some specifics you want to follow up with me Nadeem after this call, please feel free to do that.

Chris Wetherbee Citigroup Global Markets, Inc.	Q
Thanks for the time, guys.

Keith E. Creel President, Chief Operating Officer	A
Yeah. FX is going to be more of a benefit. We assume kind of current levels in the first half than we will be in the back half. And clearly, the front half volumes are going to be tougher comps in the first half than the back half.
...

Chris Wetherbee Citigroup Global Markets, Inc.	Q
Appreciate it.
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Operator: Y our next question comes from the line of Brandon Oglenski from Barclays. Your line is open.
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Brandon Oglenski Barclays Capital, Inc.	Q
Hey. Good morning there, everyone. And it's pretty amazing we haven't got any question on M&A yet. And I'm actually going to ask one abouty our business, too, as much as I'd like to ask one on the other topic. But, I guess Hunter or Keith, maybe about a year ago or maybe a little bit more, we were talking about how, as you improve velocity and the service on the network, you can get the much better growth levels in your business. And somewhat macro-agnostic, I mean at what point do you think you've reached that service level where you can start to capture greater share in your markets even though we're in this very difficult macro backdrop for commodities and the changes in currencies?

E. Hunter Harrison Chief Executive Officer	A
Well, we're probably awful close, as we speak. We have not taken any action, pricing action. Our margins are up. And as we look out going forward, we'll have to take into consideration the net-net bottom line effect if we took some of that action that we talked about earlier. So, I think everything is working like we had seen.

Going forward, the only thing is the economy ran out on us and – but I think that's something we'll be continually reviewing as we go forward.
...

Keith E. Creel President, Chief Operating Officer	A
And I would add to that that some of this business is locked up in contracts, so I know that we're having more and more contracts with – or discussions on contracts with business that we haven't enjoyed in the past that is service- sensitive.

The caution, though, that I'm pushing our marketing team with is while they had to sell service, I'm not interested in getting locked up into contracts. They're going to lock me into this downward economic cycle. So, we're pushing more the tariff pricing, which we can adopt and adjust to the market, unless the market set the rate and we've lowered our cost. And if there's a buck to be made, then we'll be playing in it.

We got the service offering. We got the cost structure that's pretty compelling.
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Brandon Oglenski Barclays Capital, Inc.	Q
Okay. Thank you.
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Keith E. Creel President, Chief Operating Officer	A
Thank you.
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Operator: Y our next question comes from the line of Ken Hoexter from Bank of America. Your line is open.
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Kenneth Scott Hoexter Bank of America Merrill Lynch	Q
Hey, great. Good morning. Maybe just talk a little bit about intermodal, where it looks like volume is accelerated to the downside. Is that more just a factor of the Canadian economy or are there still share shifts that you're seeing? And I guess there's highlight on the domestic side so it's not, I guess, more on international changing of contracts. Maybe if you could talk a little bit about that. Or is that just transitioning to the trucking loose capacity industry?
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Keith E. Creel President, Chief Operating Officer & Director	A
It's the excess capacity in the industry exaggerating a comp, a very tough comp. Think about our story and what's happened in domestic intermodal, the previous two years, very strong growth. So, it's a mix of the two.
Expressway is the biggest driver of that, which, of course, is our service between Montreal and Toronto short -haul. Obviously, we make a buck in there and we won't do that, but it's not the most lucrative business that we enjoy.

We've got some very creative things we're going to be doing in 2016, though, converting service. There's lanes that we haven't enjoyed a lot of business in and that's the cross-border business that we're putting a very compelling service offering out to the marketplace, both from service and the cost to do in business. So we're on the verge of some pretty exciting step there which is going to help us on the domestic side grow the business in 2016.
...

E. Hunter Harrison Chief Executive Officer	A
Ken, I'll only add that I think that one of the things that's been missed a little bit in the model on, one example, the potential of any kind of change in structure M&A activity-wise is the opportunity that we see today in the business of the highway sort of conversion there. And people have kind of missed that. It's not something that's going to happen overnight. But I think if we're able to encourage a model that allows us to be more even pro-competitive, then it could have some significant impact on our competitive vis-à-vis the highway, but not necessarily intermodal business.
...

Kenneth Scott Hoexter Bank of America Merrill Lynch	Q
So, Hunter, just to understand that answer a little bit, has the M&A discussion frozen activity in terms of management? I guess frozen between where they should march forward on y ours and Keith's direction versus maybe just the concept of what could happen in M&A or is that just purely economic just to understand the answer?
...

E. Hunter Harrison Chief Executive Officer & Director	A
Well, I guess it's a little bit of both.
...

Kenneth Scott Hoexter Bank of America Merrill Lynch	Q
Okay.
...

E. Hunter Harrison Chief Executive Officer	A
Obviously, there have been – there's a lot of moving parts going on here. There are some things that have happened and almost happen daily that we certainly did not anticipate. And I'm sure that all of you have seen our press release asking – that the Justice Department asking for a review and I don't need to comment any further beyond that, that I think it's appropriate they review what took place.

And as a result, I think it will also just becoming, in my view, more of a political process. For that, we didn't anticipate things have changed. And so, will that change potentially some of our strategy? Absolutely, because we've got to respond to that.

And so, I would say that when y ou try to anticipate what we might do, you're probably going to get ahead of us a little bit. Because one of the things I said early on in this exercise is, look, if nothing happens, we've got a wonderful franchise here in Canada, we have not fallen in love with any deal and we can make this happen. We felt like there's not – was an opportunity to make a positive contribution to the North American network that would be potentially transformational, but other people see it differently. And so, maybe all of our strategy changed.
...

Kenneth Scott Hoexter Bank of America Merrill Lynch	Q
Great. Keith, Hunter, appreciate the insights.
...

Keith E. Creel President, Chief Operating Officer	A
Thanks a lot.
...

Operator: Y our next question comes from the line of Scott Group from Wolfe Research. Y our line is open.
...

Scott H. Group Wolfe Research LLC	Q
Hey. Thanks. Morning, guys. So, Hunter, let's follow up on that, if we can, when you talk about changing y our strategy. Maybe just sort of high level, is your appetite for M&A or confidence in y our ability to do M&A or get M&A approved, is that wavering in any way? And when you talk about changing strategy, are you suggesting maybe a proxy campaign is less likely is the thing about approaching other rail? What do you mean when you say changing strategy?
...

E. Hunter Harrison Chief Executive Officer	A
That's a six-part question, you see. Let me see if I can answer it. We remain steadfast in our initial reaction that has, by the way, not been opportunistic. It's been our view for public for 10 to 15 years that we think in the long term, M&A is going to happen and it should happen. It's just a matter of time.

Now, whether that's a year or 10 years, I can tell y ou, we still remain there. And having said that, I also understand that when you're playing the game and somebody changes the rules on you, you have to review your strategies as far as going forward. And the rules are moving honestly as we speak.

I have never, for example, never heard an argument. I mean, when this was rewritten in the early 2000s and we talked about in the public interest, that's a pretty broad statement. And when people start saying then if you put two cultures together, it's unsafe. I've never heard that argument in my life. So, if we're going to – if this is a political contest and we're going to forget about the process that was designed and we're going to let the legislative branch take over, the rules all changed and what is right for our shareholders, the CP shareholders changed.

And so, we will respond accordingly. And I'm not trying to be ambiguous here. I'm not trying to dodge any questions; I'm just telling you to – I think those of you that think you've got this figured out on what we're going to do, you ought to let me know because I haven't figured out quite yet.
...

Scott H. Group Wolfe Research LLC	Q
So, just to follow up on that, are there things that y ou think y ou can do to start winning that political discussion and do you want to engage in that? And then maybe more specifically just on that last point, we think we know what you're going to be like. It seems like there's certainly an expectation of a proxy side. In y our mind, is that something that we should be reconsidering and something that's less likely now?
...

E. Hunter Harrison Chief Executive Officer	A
Well, I'm going to make comments; you'll have to draw conclusions. As I've said, the rules have changed. I've been through and I have a little history in this industry. And as I've said in one of the earlier calls, there's been 144 times trust that have been asked for – and 144 times they've been granted. And all of a sudden, we raised an issue about the trust and it's all inappropriate and unethical and [ph] bores (40:13) only illegal and I quite I don't understand those arguments.

So, look, I'm just – we understand something. If the deck is stacked, okay, and if somebody has got an ace up their sleeves and they're not playing by the rules, then we understand that and we have to adjust accordingly. So, I don't think – I've said to this group that we would take our message to the shareholders and we have done that.

In one of the cases with one of the roads that we talk a lot about, I think I had personally [ph] brought this (40:53) to their – over 50% of their owners or reps to their owners. And all indication is they're – they would be in support of, but they don't call all these shots. So, I think my only advice was don't get ahead of us.
...

Scott H. Group Wolfe Research LLC	Q
Okay. All right. Thank you.
...

Operator: Y our next question comes from the line of Benoit Poirier from Desjardins. Your line is open.
...

Benoit Poirier Desjardins Securities, Inc.	Q
Yeah. Good morning, gentlemen, and thanks for taking my question. Just with respect to y our 2018 target, I was just wondering whether the current environment , how does it impact your guidance for 2018.
...

Mark J. Erceg Chief Financial Officer	A
Again, I think what I'd say is it's going to be hard to ascertain with any real certitude where 2016 will land. So to try and leapfrog out of 2018, I think again isn't something that would be responsible for us to comment on just now.

I think both Hunter and Keith have talked about the fact that we believe we have a lot of runway still to work. We have a lot of efficiencies still to realize, a lot of synergies to be gained through our own internal operations, and we're very confident that we're going to continue to pace the group as far as having best -in-class earnings progression not over the horizon, but to make some specific comments about 2 018 at this point I don't think again is responsible in this uncertain environment.
...

E. Hunter Harrison Chief Executive Officer	A
I think we could say we could maybe add a little bit of flavor, Mark, to this degree. I think, Benoit, all the things that we've talked about in 2018 as far as OR and operating efficiencies and a lot of those things, we're ahead of schedule for them. Clearly, the question mark is the economy in the top line and what happens to the dollar and what happens to Asia and all those other issues now. And I start to answer the question saying, well, if the dollar stays weak and it pumps our revenues up, but look we've got to understand and be mature enough to understand what is best for the overall North American and maybe global network now.

So, I think we're pretty well there. Mark is exactly right. I wish we can do more about the top line. And I wouldn't be sitting here; I'd be doing something else. But we have to be railroaders and pretty good at it, but when it starts to predicting revenue and the economy and so forth, we're a little weak.
...

Benoit Poirier Desjardins Securities, Inc.	Q
Okay. Thanks for the time.
...

E. Hunter Harrison Chief Executive Officer	A
Yes, sir.
...

Operator: Y our next question comes from the line of David Vernon from Bernstein. Your line is open.
...

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q
Hi. Good morning and thanks for taking the question. The reduction in CapEx levels of about CAD 1 .1 billion, is that a number that we should expect kind of going forward absent material improvement of the economy or is this a temporary cutback that's going to spring back a little bit in 2017 , 2018?
...

Mark J. Erceg Chief Financial Officer	A
I think what we would say is we have completed a lot of the infrastructure upgrades that were required from years of underinvestment. So at this point, we think that's probably a reasonably sustainable level. Obviously, it might grow a little bit with the overall economy or overall business, but we do think that's more of a sustainable run rate going forward based on all the good work that's been done to date.
...

Keith E. Creel President, Chief Operating Officer	A
Yeah. Look, what we scale back was capacity capital. Obviously, if we don't have the ballast to support – if we're not going to put the rails and ties and ballast in ground and start even at depreciation expense, so we'll bringing on lockstep with the business. So...
...

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q
And there's not...
...

Keith E. Creel President, Chief Operating Officer & Director	A
If the business – so the comment you can expect, pretty steady state.
...

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q
And with regards to some of the stuff you're looking at on the intermodal side, is there some additional capacity investment associated with that or is that more about service design and marketing?
...

Keith E. Creel President, Chief Operating Officer & Director	A
No, it's about marketing and using existing asset. There's no investment involved in there at all.
...

J. David Scott Vernon Sanford C. Bernstein & Co. LLC	Q
Excellent. Thanks a lot for the time.
...

E. Hunter Harrison Chief Executive Officer	A
Yeah.
...

Keith E. Creel President, Chief Operating Officer	A
Thank you.
...

Operator: Y our next question comes from the line of Walter Spracklin from RBC. Y our line is open.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Thanks very much. Good morning everyone.
...

E. Hunter Harrison Chief Executive Officer & Director	A
Hi, Walter.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
I just want to start really on pricing just, first, a housekeeping one. You targeted price and mix together, could y ou break that apart in terms of core pricing for fourth quarter?
...

Keith E. Creel President, Chief Operating Officer & Director	A
You're talking about 3% or 3%.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Y es. So 3% for the quarter was y our core price.
...

Keith E. Creel President, Chief Operating Officer & Director	A
Yes, you're right.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Okay. And...
...

Keith E. Creel President, Chief Operating Officer & Director	A
And just backed out the adverse impact of managing the grain adjustment because it fills such a large piece of that, I mean that alone is about 1%. So excluding that, that 3% to 3% same -store price for the fourth quarter.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Okay. And as we look forward, I know we've been hearing that there's a little bit of pressure on the pricing side that perhaps the historical 3% to 5%, you might be at the lower end of that going forward. I think that was what you communicated last time, Keith. Has there been any shift in that with the weaker environment? Are we seeing any – in particular, as you mentioned, the competitive trucking environment? Are we seeing pricing in intermodal on a core basis dipping down at all year-over-year and as a result, are we – is there a risk that we may trend below the 3% core pricing level for 2016?
...

Keith E. Creel President, Chief Operating Officer & Director	A
Well, there's obviously headwinds there because there's excess capacity. So that is the place that we're seeing the most pressure more so from the truck. So, there's some risk there.

We're not going to dip it down too much, though. At the end of the day, the market sets the rate. There's going to be some things that are – wins for us and some negatives for us. But end of the day, we're not going to get into a pricing war. We're going to be responsible about it and strive for that 3%.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
And just..
...

E. Hunter Harrison Chief Executive Officer & Director	A
Although I'm not going to describe it as a different way, I think that if you feel that surcharge in the Canadian grain is regulated, the margins have held up well...
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Y eah.
...

E. Hunter Harrison Chief Executive Officer & Director	A
...and continue to increase. So, if you just hone in on price, you could say there's some pressures there. But once again, if you look at the productivity improvement and look at the margin, the margins have held up awfully well in this kind of environment.
...

Keith E. Creel President, Chief Operating Officer & Director	A
Y eah. The contribution is what drives the bottom line. That's the keyword and the key principle.
...

Walter Spracklin RBC Dominion Securities, Inc.	Q
Okay. That's my long question. Thank y ou very much.
...

Keith E. Creel President, Chief Operating Officer & Director	A
Thank you, Walter. Take care.
...

Operator: Y our next question comes from the line of Jason Seidl from Cowen & Company. Your line is open.
...

Jason H. Seidl Cowen & Co. LLC	Q
Thank you very much. And good morning, gentlemen. Hunter, y ou made a comment. You said about the deck being stacked against you. I was wondering if you can elaborate on that a little bit in terms of the M&A. Do you mean the deck stacked against you from the terms of more politically and from a governmental standpoint with the Surface Transportation Board? Or are you getting a sense that maybe some investors might not want this as well? I just love to hear y our thoughts.
...

E. Hunter Harrison Chief Executive Officer & Director	A
No, it's more political in nature. I don't want to point out any one group. I just think that when a group of congressmen in Chicago get together, and we haven't even announced the transaction, to start acting against it and they're concerned about jobs in Canada. I quite frankly don't understand that.

And then when two other congressmen come out against it, and we hadn't even made a proposal yet, and they don't know what's going to be in there and they're opposed and then some of the other actions that are taking place. And I do think that my personal view is that when – the judge shouldn't be taking about the [ph] case before he got the case (49:14), okay. And we're bordering it on that, of people given the hypotheticals. And I just think that, I think that in my view is inappropriate.

We said early on that we were very happy to let the process work as it should through the Surface Transportation Board. And we have perfect confidence that they would reach the right decision, and we would abide by their decision, and we're moving away from that model. And now there is more political pressures if you will. And I would only say there is more to come on that.
...

Keith E. Creel President, Chief Operating Officer & Director	A
And if I – I can't resist making this comment, Hunter. These are the same constituents or people that in the face of, when the [ph] sensory (50:07) goes into gridlock, they're the same ones demanding solutions and answers on how we're going to fix it. I guess they have a better solution than I do. I'm the operator, they're the politician, I guess they're going to figure it out because it's going to happen again.
...

Jason H. Seidl Cowen & Co. LLC	Q
And if I – I appreciate all that color. It was greatguys. If I could turn it around in terms of your own employees, obviously, a news of a pending transaction would mean at least some form of change. And the longer this goes on, has there been any consternation among your rank and file employees in te rms of what may or may not happen?
...

E. Hunter Harrison Chief Executive Officer & Director	A
I'm sure maybe there's a little bit, but I think that our people, generally speaking, are pleased with where this railroad stacks up, vis-à-vis the others. They're proud to be part of the organization. I'm very proud that, with one exception, we have made some very progressive unprecedented longer-term labor agreements. We were not successful with the – [ph] with the teams that are (51 :15) in Canada, but that's the – we're the outliers and they're the outliers. But I think overall, they understand that our interest, number one, are serving our shareholders, our owner of the company and that's why we are trying to give [ph] GAAP (51:38) because I think it's inappropr iate. If you say to your owners of the business, we don't know what's going to happen and we're not providing any guidance to y ou or anybody or y ou're representing. So we're trying to do the best we can there.

No, but I think our – I think there – I think our people know it's a better, and this is the point I would like to leave with, [ph] if I don't have any other than this today (52:03). The thing we can do and I'd say that we focus on every day is execution. It's serving the customer and doing it efficiently and productively and we will be [ph] served well (52:19). And if we all do that, then we don't have to worry about job security and M&A and a lot of those things. I think we'll have [indiscernible] (52:28). If we don't, there's [ph] other jobs (52:32).
...

Jason H. Seidl Cowen & Co. LLC	Q
Gentlemen, I appreciate the time as always.
...

E. Hunter Harrison Chief Executive Officer & Director	A
Thanks.
...

Operator: Y our next question comes from the line of Allison Landry from Credit Suisse. Y our line is open.
...

Allison M. Landry Credit Suisse Securities (USA) LLC (Broker)	Q
Thanks. So, looking at the balance sheet, you're close to three times leveredon a growth basis. And setting aside the M&A, are you comfortable at this level? And thinking about your earlier comments, the expectation for improved free cash flow in 2016, do y ou have a targeted leverage ratio in mind by the end of the year?

Mark J. Erceg Chief Financial Officer & Executive Vice President	A
Y eah. What I'd say is we are very comfortable at these levels. And if you look at our interest coverage ratio, they're very, very strong. Let's see, we have a lot of liquidity available to it. We are going to maintain our investment grade credit rating, strong investment grade credit rating. And we'r e very comfortable in this environment even with all the uncertainty that's out there, that we're going to be able to do that.

If we were to recommend another share repurchase program to the board in March, maybe when our current program expires, obviously, with the responsible program that balances a lot of different constituencies. One is our value as it relates to intrinsic. One would be our credit rating metric. But I can assure that the company's balance sheet has really never been stronger, and again, if the interest coverage ratio is – I would encourage you to look at more than just the leverage itself.
...

Allison M. Landry Credit Suisse Securities (USA) LLC (Broker)	Q
Got it. And – but any target as far as the end of this year?
...

Mark J. Erceg Chief Financial Officer & Executive Vice President	A
I mean as far as the end of 2016, again, there's a lot of uncertainty that's out there. We're going to maintain a strong investment grade credit rating, that's probably the best way for me to couch the answer.
...

Allison M. Landry Credit Suisse Securities (USA) LLC (Broker)	Q
Okay. Thank you.
...

E. Hunter Harrison Chief Executive Officer & Director	A
Thanks, Allison.
...

Operator: Y our next question comes from the line of Matt Troy from Nomura. Your line is open.
...

Matt Troy Nomura Securities International, Inc.	Q
Thank you. Hey, everybody. Just wanted to get a quick question on roadmap. Obviously, in the last update you gave us in terms of the acquisition approach, you had anticipated a [ph] cadence (54: 43) due diligence session with a potential filing early in 2016 [indiscernible] (54:49) to review period and something hopefully done by March. Obviously, due to a lack of cooperation or even engagement by the target, perhaps that timeframe has been pushed back. Without showing your hand, I just want to know tactically what does the roadmap look like, have we been delayed in terms of expectations of timing relative to what was laid out just a few weeks ago, just due to the political environment that y ou guys have noted today?
...

E. Hunter Harrison Chief Executive Officer & Director	A
Y eah, I think there's no doubt, there's a delay to get in here. I don't know – [ph] I can't even (55:30) anticipate what the Justice Department is going to do or what their review is going to say or what – how others will respond.

But I would sense that, that would probably delay things down from what maybe our original roadmap. If we had been able to lay it out, [ph] then it all work perfectly (55:50).
...

Matt Troy Nomura Securities International, Inc.	Q
Which is logical. I guess my follow would be y our stock has been caught up in the downdraft of the other railroads.
Y ou're off more than 50% on a U.S. listed basis. Is there a point at which y ou decide to fish or cut bait given the value of your own stock growth [ph] relative to (56:13) where it's been, where it just becomes a much easier and frictionless value proposition to pursue y our own stock as opposed to a merger that politically may raise the hackles of lot of constituents that can always be revisited. Your stock might not always be at CAD 99?
...

E. Hunter Harrison Chief Executive Officer & Director	A
Absolutely. And I think that, that one of the things that we're reviewing, these things change daily almost, but certainly one of the potential reactionscould be just exactly what you describedand we did pursue. And we'll recommend to the board an aggressive repurchase and run [ph] this railroad (56:57) and that worked well for us and life goes on.
...

Matt Troy Nomura Securities International, Inc.	Q
Understood. Thank you, Hunter.
...

E. Hunter Harrison Chief Executive Officer & Director	A
Y es, sir.
...

Operator: Y our next question comes from the line of Steven Paget from FirstEnergy. Your line is open.
...

Steven I. Paget FirstEnergy Capital Corp.	Q
Good morning, and thank you. Could I ask what major labor negotiations or contracts may come due this year and what progress you might expect to make of them?
...

Keith E. Creel President, Chief Operating Officer & Director	A
Nothing major this year at all, Steven. We still – I'm cautiously optimistic, but I think we'll do, we've got more work to do in the U.S. property. But as far as anything major across the board, [ph] that's my view (57 :40).
...

Steven I. Paget FirstEnergy Capital Corp.	Q
And the nature of the work on the U.S. properties would be?
...

Keith E. Creel President, Chief Operating Officer & Director	A
Be on the running train side and a little work on the signal side as well.

Steven I. Paget FirstEnergy Capital Corp.	Q
All right. Thank you, Keith.
...

Keith E. Creel President, Chief Operating Officer & Director	A
Thank you.
...

Operator: Y our next question comes from the line of David Tyerman from Canaccord Genuity. Your line is open.
...

David Tyerman Canaccord Genuity Corp.	Q
Y eah. So just two things. On the start of the guidance for 2016, the share repurchase assumption, what is the assumption there and also what is the tax rate assumption that y ou're using in there?
...

Keith E. Creel President, Chief Operating Officer & Director	A
Tax rate's pretty easy, we'd be using the normalized 27 .5%. As far as share repurchase, again, I simply mentioned that under our existing authorization we've about 500,000 shares that we're still authorized to purchase. Beyond that, as I said, we have the opportunity to bring forward a recommendation to the board at the appropriate time, but we'll give proper consideration to that.

So I guess, as far as your specific question, I mean I would tell y ou that it's a little bit open ended. I think for modeling purposes, it's probably reasonable to assume that we would complete the residual balance of our existing program at some point. But again, given where we are with the M&A at this point, we have now been buying shares [indiscernible] (59:07) which is appropriate.
...

David Tyerman Canaccord Genuity Corp.	Q
So there – I assume the answer, I don't really understand in terms of the – is there anything beyond the 500,000 shares or is there even anything baked into your guidance?
...

E. Hunter Harrison Chief Executive Officer & Director	A
Not in the guidance.
...

Mark J. Erceg Chief Financial Officer & Executive Vice President	A
No, we have not done that specifically, but what I would tell you is we contemplate double-digit EPS growth in this very uncertain environment. It will be through a combination of [ph] needing (59:34) the mechanisms perhaps.
...

David Tyerman Canaccord Genuity Corp.	Q
Okay. It's still not clear, but anyway...
...

E. Hunter Harrison Chief Executive Officer & Director	A
Well, that would be, if we did, if we did an additional repurchase, that will be additive to the guidance.
...

David Tyerman Canaccord Genuity Corp.	Q
Okay. That's clear. Thank you.
...

Operator: Y our next question comes from the line of Jeff Kauffman from Buckingham Research. Your line is open.
...

Jeff A. Kauffman The Buckingham Research Group, Inc.	Q
Thank you very much. My question on share repurchase was answered, but let me shift gears a little bit. Talk about products, I'm thinking more about potash and fertilizer given what's going on. Can you talk abouthow the Canadian grain market is moving differently than the U.S. grain market in terms of acreage and talk a little bit about what's going on globally in some of the potash markets?
...

Keith E. Creel President, Chief Operating Officer & Director	A
Canadian grain, strong, strong during 2015, so obviously, a couple things we don't know, we don't know what the harvest is going to be second half. What we do know is we don't have the strong carryovers, so that could be a bit of a headwind. And we're assuming as much, just don't know where to put the needle exactly in 2016. And on the potash side, obviously, we had a pretty strong 2015 as well on potash. Canpotex is saying it's going to be a similar year in 2016. Obviously, some of those contracts haven't been resolved yet with the Chinese, that's a big piece of that. I think that's going to happen after the Chinese New Y ear, probably sometime in the second quarter. So, obviously, there's risk there. But at the same time, with the latest announcement on the Canadian side, with PCS shutting down their facility out in Nov a Scotia, there's a chance if that's going to be sourced from Canpotex, and obviously, we're the primary care for Canpotex. There might be some u pside there. So, again, it's like everything else, some uncertainty. We're taking a modest approach to it. That's what's given us. What we shared as far as what we see, we see again modest single-digit reduction in carloads. Mix is going to matter, maybe a little bit more on the RTM side because that carload headwind is going to be on crude, and obviously, some of the bulk. So I'd say modest single-digit on carloads and maybe mid single-digiton RTM base.
...

Jeff A. Kauffman The Buckingham Research Group, Inc.	Q
Okay. Keith, thanks so much.
...

Keith E. Creel President, Chief Operating Officer & Director	A
Thank you.
...

E. Hunter Harrison Chief Executive Officer & Director	A
Thank you.

Operator: Y our next question comes from the line of Alex Vecchio from Morgan Stanley. Your line is open.
...

Alexander Vecchio Morgan Stanley & Co. LLC	Q
Good morning. Thanks for taking the question. Hunter, at the earlier part of the call, y ou had emphasized that your longer-term views on M&A were the same that you believed it should happen and it will happen in the long- term. That being said, obviously, the political challenges were greater than y ou had foreseen. So I guess my question is what actually gives y ou the comp – I think we can all agree that the – on the merits of M&A itself, but what gives you the confidence that even in the long-term, M&A can be accomplished in this industry, if we still have this kind of political situation that could have shocked it? Or do you assume at some point, the politics involved, they'll come to their senses or is there some kind of change in the landscape that you think will occur that would actually make folks more convinced that M&A actually is in the best interest of all the shareholders in the industry?
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E. Hunter Harrison Chief Executive Officer & Director	A
Well, let me give you the choices. Right now, if you go back to 2014, this industry was criticized severely for not having enough infrastructure to handle the business and [ph] at damaging y our facts on (1 :03:35), North
American economy, both the U.S. and Canada. And I could go on and on. And I would remind you that we don't make choices about crude and so forth. We have a commentary obligation that we have to hold it by law, no choice. So we know, I think at a point, the economy is going to bounce back and there's going to be pressure on the infrastructure when we [indiscernible] (1 :04:06) tremendous.

Now as we try the add infrastructure, communities are opposing and fighting us because they don't want rails coming through their backyard. They don't want crude moving through it. There's not going to be any pipeline. And we're going to run out of rail capacity and we can't add infrastructure. I don't know what the opposition's suggestion is as to what we'd do in the future, [ph] longer range (1 :04:39), and I'm not talking about our shareholders any more. I'm talking about my grand children and great grand children, what are they going to do, what's going to be the solution, who's going to let [ph] you fit a little bit longer range (1 :04:53), in a more material fashion, and say, what are we going to do. God forbid, if something happened in Chicago, in this environment we're in. Could you imagine what would happen?

So I think in my view some people are just dipping their heads in the sand. And so, as a concerned citizen, I think that, that should be reviewed. Now maybe, is the timing wrong today, maybe. But I just – until there's other solutions, given where we are today with no pipeline, no more infrastructure, not in my backyard , but y ou got to haul it, but no M&A. I've been in this business 50 years. I can tell youone thing, that formula didn't work.
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Keith E. Creel President, Chief Operating Officer & Director	A
In Chicago alone, the traffic is going to double in the next 10 years. Now that's not a very long timeframe in my mind. What are you going to do? Unless you believe that the economy is not going to grow, unless you believe that population is not going to grow, unless you believe that the need for rail transportation i s going to drastically reduce, I don't like to say the word train wreck, but it's coming. That's exactly what we're talking about. So pain and suffering, these same politicians, that's easy to say, it's the wrong time now when their constituents can't get the goods that the railroads support to produce. When we can't move the nation's economy, then those same politicians are going to be challenged with and charged with solving this problem. And they're not going to build new railroads. This is the only rationale solution to increasing capacity in this country to be able to handle the future freight growth.

So it's now or later. And I tend to come from a school that – I recognized that maybe the pain and suffering is what makes people understand and wakeup and open their eyes, but I'd much rather manage this than a time of calmness, than a time of craziness and a time of meltdown, which we suffered back in 2014. I just don't think that's the rationale and the pragmatic and the right way to manage this.
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E. Hunter Harrison Chief Executive Officer & Director	A
And I will – let me finish up this. If you look at the – some of the opposition, and their views are pretty well across the board. One says that stop mergers at all cost, after they have merged into one of the largest systems in the U.S., okay, have made up multi-mergers. But when they're through, not for anybody else, the other – both sides said look, transcontinental merger could make some sense. Timing is not right. The other folks say, I don't think mergers are really – they're probably destructive, which is a new – and the other don't say anything. So you get forced – those are not very – you put those arguments together and it's not very stimulating in saying we're going to come out with the right answer. So that's why we asked for some help and assistance.
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Alexander Vecchio Morgan Stanley & Co. LLC	Q
Okay. That makes sense. Thanks very much for the thoughtful responses, gentlemen.
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Keith E. Creel President, Chief Operating Officer & Director	A
Thank you.
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E. Hunter Harrison
Chief Executive Officer & Director
So that concludes the Q&A. We appreciate y ou joining us, and hopefully, we all look forward to a better time from the top line and being able to see you in a few months here. Thanks.
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Operator: This concludes today's conference call. You may now disconnect.